SECURITIES 05038160 N
W.

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SEC FILE NUMBER
8- 49219

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Bang 212-318-2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim Bang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC S. SCHWARTZMAN
Notary Public, State of New York
No. 31-5082837
Qualified in New York County
Commission Expires July 28, 2005

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC

Statement of Financial Condition

As of December 31, 2004

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT AUDITORS

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bloomberg Tradebook LLC (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2005

BLOOMBERG TRADEBOOK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$39,269,661
Receivable from B-Trade Services LLC, net of allowance of $336,759	10,587,547
Receivable from UBS Limited	223,878
Receivable from affiliates	416,313
Investment in NASDAQ	5,048,300
Deferred tax assets	329,946
Other assets	441,663
TOTAL ASSETS	$56,317,308
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$4,369,215
Payable to affiliates	8,620,730
Equity equivalency certificates, net	7,155,936
TOTAL LIABILITIES	20,145,881
MEMBERS' EQUITY	36,171,427
TOTAL LIABILITIES AND MEMBERS' EQUITY	$56,317,308

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company.

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System"). Pursuant to a transaction agreement with B-Trade Services LLC ("B-Trade") and BNY Brokerage & Co., Inc. ("BNYBC"), both of which are subsidiaries of The Bank of New York Company, Inc. ("BONY"), the Company is the introducing broker with B-Trade and BNYBC performing the execution, clearing and settlement activities for US equities transactions. The Company earns commission revenues, and incurs expenses for execution and clearing costs, with B-Trade, BNYBC and BNY.

During March 2004, the Company began offering customers an automated trade execution, clearance and settlement system for futures and options securities ("Tradebook Futures and Options System"). Pursuant to a transaction agreement with UBS Securities LLC (UBS) and UBS Limited (UBS Ltd.), the Company is the introducing broker with UBS and UBS Ltd. performing the execution, clearing and settlement activities for US and international futures transactions. The Company earns commission revenues, and incurs expenses for execution and clearing costs, with UBS and UBS Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimate in this financial statement is the allowance for doubtful accounts. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions.

Investment in NASDAQ

Investment in NASDAQ represents the Company's NASD ownership interest and is stated at market value at December 31, 2004.

Fair Value

The fair value of all financial instruments approximates book value due to the short-term nature of such instruments.

Guarantor's Accounting and Disclosure for Guarantees

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure for Guarantees," requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

3. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

3 UNINCORPORATED BUSINESS TAX (continued)

UBT is accounted for using the asset and liability method pursuant to FASB No. 109, "Accounting for Income Taxes." Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Equity equivalency certificates	$258,276
Investment in NASDAQ	58,200
Allowance for doubtful accounts	13,470
Total	$329,946

4 EQUITY EQUIVALENCY CERTIFICATES

Equity Equivalency Certificates ("EEC's") are financial instruments issued to certain employees, including shareholders of Bloomberg. Pursuant to the "Equity Equivalency Agreement," each EEC is valued at the greater of $33.33 for the one-year certificates and $66.66 for the two-year certificates, or the increase in the BLOOMBERG PROFESSIONAL terminal installations (for which customers are being charged at least $700 per month) over one-year or two-year valuation periods, multiplied by $0.03 plus an amount based on non-terminal revenues during the valuation period.

An employee's rights vest under this plan on the anniversary date of employment following the end of the valuation period. Actual consideration for the value of the EEC's is due within 35 days from the vesting date. Consideration on all EEC's may be made in either cash or Partnership units, at the discretion of Bloomberg. The EEC's are non-assignable, and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

The Company records the EEC's at the beginning of the valuation period and amortizes the EEC's over the valuation period based on the greater of either $33.33 or $66.66 per EEC, or the cumulative increase in terminal installations (for which customers are being charged at least $700 per month) during the valuation period multiplied by $0.03 plus an amount based on non-terminal revenues during the valuation period at Bloomberg. The Company has recorded EEC's in the statement of financial condition as a payable of $7,155,936, net of unearned compensation of $996,663, which reflects the unamortized balance as of December 31, 2004.

5. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the Company must pay Bloomberg a license fee equal to 30% of the Company's Net Operating Income (as defined in the licenses and services agreement), but only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the NASD. In addition, the Company must pay Bloomberg a terminal rebate fee, equal to discounts received by customers on Bloomberg products. In addition, the Company must reimburse Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2004, $8,301,888 is due to Bloomberg, which is included in payables to affiliates in the statement of financial condition.

The Company provides certain services to Bloomberg Tradebook Bermuda Ltd ("BTBL"). Pursuant to a services agreement, BTBL must pay the Company a fee for such services, equal to the product of .05 times 110% for these costs. In addition, The Company receives marketing services from certain Bloomberg subsidiaries. Pursuant to the service agreements, the Company must pay each affiliate a fee for such services, equal to the product of .50 times 110% of the operating costs.

At December 31, 2004, $318,842 related to these service agreements is due and included in payables to affiliates in the statement of financial condition. The payable by affiliate is as follows:

Payable to Affiliates	
Due to Bloomberg Tradebook Japan KK	$285,908
Due to Bloomberg Tradebook Australia Pty Ltd	23,322
Due to Bloomberg Tradebook Singapore Pte Ltd	9,552
Due to T-Book LLC	60
	$318,842

5. **RELATED PARTY TRANSACTIONS** (continued)

In addition, the Company must be reimbursed for any excess funding provided to such affiliates. At December 31, 2004, $416,313 is due and included in receivables from affiliates in the statement of financial condition.

Due from Bloomberg Tradebook Europe Ltd	$314,737
Due from Bloomberg Tradebook Canada Company	34,225
Due from Powermatch LLC	29,530
Due from Bloomberg Tradebook do Brasil Ltda	26,891
Due from Bloomberg Tradebook Hong Kong Ltd	10,930
	$416,313

Due to the above related party transactions, the financial position of the Company may differ from those that may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its subsidiaries.

6. **CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company's business activities involve the introduction of equity securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by B-Trade, BNYBC and BNY (collectively the "Clearing Brokers"). These activities may expose the company to risk of loss. If a failed trade occurs, the Clearing Brokers will bear the entire cost of settling that trade and the Company will not receive commission revenue resulting from originating the transaction.

The Clearing Brokers may, with respect to any month, retain from the portion of revenues reimbursable to the Company, an amount not exceeding the amount of losses suffered by the Clearing Brokers that are a result of participant defaults occurring within such month, so long as such defaults are not the sole responsibility of the Clearing Brokers pursuant to the clearing agreements between the Clearing Brokers and the Company. In case of losses that have not been deducted from portion of revenues reimbursable to the Company, the Clearing Brokers shall be entitled to recover out of future revenues up to an aggregate of $1,000,000 during the term of such agreements.

6. CONCENTRATIONS OF CREDIT RISK (continued)

The Clearing Brokers must report any participant default to the Company promptly upon becoming aware of such default. At December 31, 2004, the Company has recorded no liabilities with regard to these guarantees. During 2004, the Company made no payments to their Clearing Brokers related to these guarantees.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

In addition, the Company has the right to pursue collection or performance from their customers who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all customers with which it conducts business.

7. DISTRIBUTIONS

The Company recognizes distributions when declared. During the year ended December 31, 2004, the Company declared and distributed $20,000,000. All distributions when made are in proportion to the members' equity. In the first half of 2005, the Company anticipates that a distribution will be declared and distributed to members' in the amount of approximately $10,000,000.